FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	May	2012
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	RIM and QNX Initiative Encourages Young Talent in China to Develop Apps on the BlackBerry Platform	3. .

Document 1

May 1, 2012

FOR IMMEDIATE RELEASE

RIM and QNX Initiative Encourages Young Talent in China to Develop Apps on the BlackBerry Platform

Beijing, China and BlackBerry World 2012, Orlando, FL – Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) and its subsidiary, QNX Software Systems, today announced a new initiative to encourage university students in China to develop more apps and services on the BlackBerry® platform. RIM and QNX are working with a number of universities in China to launch an app development competition at the end of May, providing further incentive for student software developers in the country to turn their creative ideas into apps and services that can be commercialized on BlackBerry® smartphones and BlackBerry® PlayBook™ tablets.

The initiative aims to nurture the spirit of innovation among young Chinese developers and provide a means for students to gain technology know-how and expertise in taking an idea from concept to market. The competition will focus on two categories: “Mobility Lifestyle Use” and “Automotive Experience”.

RIM and QNX will provide BlackBerry devices, software development tools, technical support and other resources. RIM has also been working with universities in China to provide training courses for developing apps on the BlackBerry platform.

“We are pleased to expand our work with universities in China to provide students with more opportunities to develop their skills and knowledge in the exciting and rapidly growing fields of mobile computing and automotive infotainment,” said Urpo Karjalainen, Regional Managing Director, Asia Pacific, Research In Motion.

The winning apps will be made available on BlackBerry App World™ and winners of the competition will have the opportunity to participate in internship programmes at leading Chinese and multinational companies.

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

About QNX Software Systems Limited
QNX Software Systems Limited, a subsidiary of Research In Motion Limited, is a leading vendor of operating systems, development tools, and professional services for connected embedded systems. Global leaders such as Audi, Cisco, General Electric, Lockheed Martin, and Siemens depend on QNX® technology for vehicle infotainment systems, network routers, medical devices, industrial controllers, and other mission-critical applications. Founded in 1980, QNX Software Systems Limited is headquartered in Ottawa, Canada; its products are distributed in over 100 countries worldwide. Visit www.qnx.com. For more information on QNX Software Systems’ automotive work follow @QNX_Auto on Twitter or visit http://qnxauto.blogspot.com/.

Media Contact:
Katie Lee
Research In Motion
kalee@rim.com
+86 10 57891129

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
+1 519-888-7465

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. QNX is a trademark of QNX Software Systems Limited, and is a registered trademark and/or used in certain jurisdictions. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM and QNX Software Systems Limited assume no obligations or liability and make no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	May 3, 2012	By:	\s\Brian Bidulka
(Signature)
Brian Bidulka, Chief Financial Officer